EXHIBIT 4.10
Form of Multicurrency Global Note
(Interest Bearing/Discounted/Index-Linked)
The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Terms used above have the meanings given to them by Regulation S under the Securities Act.
By accepting this obligation, the holder represents that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the U.S. Internal Revenue Code and the regulations described thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the U.S. Internal Revenue Code and the regulations thereunder).
KELLOGG COMPANY
(Incorporated in Delaware)

No:

Issued in London on:

Specified Currency:

Nominal Amount:

(words and figures if a Sterling Note)

Calculation Agent:[3]

Fixed Interest Rate:[5]	% per annum

Calculation Agent:[7]

(Interest)

Series No.:

Maturity Date[1]:

Denomination:

Reference Rate: LIBOR/EURIBOR2

Minimum Redemption Amount[4]

Margin:[6]	%

Interest Payment Dates:[8]

[1]	“Not to be more than 364 days from (and including) the Issue Date.”

[2]	Delete as appropriate. The reference rate will be LIBOR unless this Global Note is denominated in euro and the Issuer and the relevant Dealer agree that the reference rate should be EURIBOR.

[3]	Complete for index-linked Notes only.

[4]	“Complete for a Sterling index linked note.”

[5]	Complete for fixed rate interest bearing Notes only.

[6]	Complete for floating rate interest bearing Notes only.

[7]	Complete for floating rate interest bearing Notes only.

[8]	Complete for interest bearing Notes.

1.	For value received, KELLOGG COMPANY (the “Issuer”) promises to pay to the bearer of this Global Note on the above-mentioned Maturity Date:
(a)	the above-mentioned Nominal Amount; or

(b)	if this Global Note is index-linked, an amount (representing either principal or interest) to be calculated by the Calculation Agent named above, in accordance with the redemption or interest calculation, a copy of which is attached to this Global Note and is available for inspection at the offices of the Paying Agent referred to below, together (in any case) with interest thereon at the rate and at the times (if any) specified herein.
All such payments shall be made in accordance with an issue and paying agency agreement dated on or about 31 January 2007 between the Issuer, Kellogg Europe Company Limited and Kellogg Holding Company Limited and Kellogg Company as the Guarantor, the issue agent and the paying agents referred to therein, a copy of which is available for inspection at the offices of HSBC Bank plc (the “Paying Agent”) at 8 Canada Square, London, E14 5HQ, and subject to and in accordance with the terms and conditions set forth below. All such payments shall be made upon presentation and surrender of this Global Note at the offices of the Paying Agent referred to above by transfer to an account denominated in the above-mentioned Specified Currency maintained by the bearer with a bank in the principal financial centre in the country of that currency or, in the case of a Global Note denominated or payable in euro by transfer to a euro account (or any other account to which euro may be credited or transferred) maintained by the payee with, a bank in the principal financial centre of any member state of the European Union. The Issuer will ensure that it maintains a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to such Directive or any law implementing or complying with, or introduced to conform to, such Directive.
Notwithstanding the foregoing, presentation and surrender of this Global Note shall be made outside the United States and no amount shall be paid by transfer to an account in the United States, or mailed to an address in the United States. In the case of a Global Note denominated in U.S. dollars, payments shall be made by transfer to an account denominated in U.S. Dollars in the principal financial centre of any country outside of the United States that the Issuer or Agent so chooses.
2. This Global Note is issued in representation of an issue of Notes in the above-mentioned aggregate Nominal Amount.
3. All payments in respect of this Global Note by or on behalf of the Issuer shall be made without set-off, counterclaim, fees, liabilities or similar deductions and free and clear of, and without deduction or withholding for or on account of, taxes, levies, duties, assessments or charges of any nature now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Delaware or any political subdivision or taxing authority of or in any of the foregoing (“Taxes”). If the Issuer or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer shall, to the extent permitted by applicable law or regulation, pay such additional amounts as shall be necessary in order that the net amounts received by the bearer of this Global Note after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding, except that no such additional amounts shall be payable where this Global Note is presented for payment:
(a)	by or on behalf of a holder which is liable to such Taxes by reason of its having some connection with the jurisdiction imposing the Taxes other than the mere holding of this Global Note; or

(b)	where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c)	by or on behalf of a holder who would have been able to avoid such withholding or deduction by (i) presenting this Global Note to another Paying Agent in a member state of the European Union or (ii) by authorising the Paying Agent to report information in accordance with the procedure laid down by the relevant tax authority or by producing, in the form required by the relevant tax authority, a declaration, claim, certificate, document or other evidence establishing exemption therefrom; or

(d)	more than 15 days after the Maturity Date or, if applicable, the relevant Interest Payment Date or (in either case) the date on which payment hereof is duly provided for, whichever occurs later, except to the extent that the holder would have been entitled to such additional amounts if it had presented this Global Note on the last day of such period of 15 days.
4.	If the Maturity Date or, if applicable, the relevant Interest Payment Date is not a Payment Business Day (as defined herein) payment in respect hereof will not be made and credit or transfer instructions shall not be given until the next following Payment Business Day (unless that date falls more than 364 days after the Issue Date, in which case payment shall be made on the immediately preceding Payment Business Day) and neither the bearer of this Global Note nor the holder or beneficial owner of any interest herein or rights in respect hereof shall be entitled to any interest or other sums in respect of such postponed payment.
As used in this Global Note:
“Payment Business Day” means any day other than a Saturday or Sunday which is both (A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the relevant place of presentation, and (B) either (i) if the above-mentioned Specified Currency is any currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in both London and the principal financial centre of the country of the relevant Specified Currency or (ii) if the above-mentioned Specified Currency is euro, a day which is a TARGET Business Day; and
“TARGET Business Day” means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) System, or any successor thereto, is operating credit or transfer instructions in respect of payments in euro.
Provided that if the Paying Agent determines with the agreement of the Issuers that the market practice in respect of euro denominated internationally offered securities is different from that specified above, the above shall be deemed to be amended so as to comply with such market practice and the Paying Agent shall procure that a notice of such amendment is published not less than 15 days prior to the date on which any payment in euro falls due to be made in such manner as the Paying Agent may determine.
5.	The payment obligation of the Issuer represented by this Global Note constitutes and at all times shall constitute a direct and unsecured obligation of the Issuer ranking at least pari passu with all present and future unsecured and unsubordinated indebtedness of the Issuer other than obligations preferred by mandatory provisions of law applying to companies generally.

6.	This Global Note is negotiable and, accordingly, title hereto shall pass by delivery and the bearer shall be treated as being absolutely entitled to receive payment upon due presentation hereof free and clear of any equity, set-off or counterclaim on the part of the Issuer against any previous bearer hereof.

7.	This Global Note is issued in respect of an issue of Notes of the Issuer and is exchangeable in whole (but not in part only) for duly executed and authenticated bearer Notes in definitive form (whether before, on or, subject as provided below, after the Maturity Date):
(a)	if the clearing system(s) in which this Global Note is held at the relevant time is closed for a continuous period of 14 days or more (other than by reason of weekends or public holidays statutory or otherwise) or announces an intention permanently to cease business or does in fact do so); or

(b)	if default is made in the payment of any amount payable in respect of this Global Note.
Upon presentation and surrender of this Global Note during normal business hours to the Issuer at the offices of the Paying Agent (or to any other person or at any other office outside the United States as may be designated in writing by the Issuer to the bearer), the Issue Agent shall authenticate and deliver, in exchange for this Global Note, bearer definitive notes denominated in the above-mentioned Specified Currency in an aggregate nominal amount equal to the Nominal Amount of this Global Note.
8.	If, upon any such default and following such surrender, definitive Notes are not issued in full exchange for this Global Note before 5.00 p.m. (London time) on the thirtieth day after surrender, this Global Note (including the obligation hereunder to issue definitive notes) will become void and the bearer will have no further rights under this Global Note (but without prejudice to the rights which the bearer or any other person may have under a Deed of Covenant dated on or about 31 January 2007 entered into by the Issuer).
9.	If this is an interest bearing Global Note, then:
(a)	notwithstanding the provisions of paragraph 1 above, if any payment of interest in respect of this Global Note falling due for payment prior to the above-mentioned Maturity Date remains unpaid on the fifteenth day after falling so due, the amount referred to in part (a) or (b) (as the case may be) of paragraph 1 shall be payable on such fifteenth day;

(b)	upon each payment of interest (if any) prior to the Maturity Date in respect of this Global Note, the Schedule hereto shall be duly completed by the Paying Agent to reflect such payment; and

(c)	if no Interest Payment Dates are specified on the face of the Global Note, the Interest Payment Date shall be the Maturity Date.
10.	If this is a fixed rate interest bearing Global Note, interest shall be calculated on the Nominal Amount as follows:
(a)	interest shall be payable on the Nominal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days or, if this Global Note is denominated in Sterling, 365 days at the above-mentioned Interest Rate with the resulting figure being rounded to the nearest amount of the above-mentioned Specified Currency which is available as legal tender in the country or countries (in the case of the euro) of the Specified Currency (with halves being rounded upwards); and

(b)	the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is an “Interest Period” for the purposes of this paragraph.
11.	If this is a floating rate interest bearing Global Note, interest shall be calculated on the Nominal Amount as follows:
(a)	in the case of a Global Note which specifies LIBOR as the Reference Rate on its face, the Rate of Interest will be the aggregate of LIBOR and the above-mentioned Margin (if any) above or below LIBOR. Interest shall be payable on the Nominal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days or, if this Global Note is denominated in Sterling, 365 days.

As used in this Global Note:

“LIBOR” shall be equal to the rate defined as “LIBOR-BBA” in respect of the above-mentioned Specified Currency (as defined in the 2000 ISDA Definitions published by the International Swaps and Derivatives

Association, Inc., as amended, updated or replaced as at the date of this Global Note, (the “ISDA Definitions”)) as at 11.00 a.m. (London time) or as near thereto as practicable on the second London Banking Day before the first day of the relevant Interest Period or, if this Global Note is denominated in Sterling, on the first day thereof (a “LIBOR Interest Determination Date”), as if the Reset Date (as defined in the ISDA Definitions) were the first day of such Interest Period and the Designated Maturity (as defined in the ISDA Definitions) were the number of months specified on the face of this Note in relation to the Reference Rate; and

“London Banking Day” shall mean a day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London;

(b)	in the case of a Global Note which specifies EURIBOR as the Reference Rate on its face, the Rate of Interest will be the aggregate of EURIBOR and the above-mentioned Margin (if any) above or below EURIBOR. Interest shall be payable on the Nominal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days.

As used in this Global Note, “EURIBOR” shall be equal to EUR-EURIBOR-Telerate (as defined in the ISDA Definitions) as at 11.00 a.m. (Brussels time) or as near thereto as practicable on the second TARGET Business Day before the first day of the relevant Interest Period (a “EURIBOR Interest Determination Date”);

(c)	the Calculation Agent will, as soon as practicable after 11.00 a.m. (London time) on each LIBOR Interest Determination Date or 11.00 a.m. (Brussels time) on each EURIBOR Interest Determination Date (as the case may be), determine the Rate of Interest and calculate the amount of interest payable (the “Amount of Interest”) for the relevant Interest Period. “Rate of Interest” means (A) if the Reference Rate is EURIBOR, the rate which is determined in accordance with the provisions of paragraph 11(b), and (B) in any other case, the rate which is determined in accordance with the provisions of paragraph 11(a). The Amount of Interest shall be calculated by applying the Rate of Interest to the Nominal Amount of one Note of each denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 360 or, if this Global Note is denominated in Sterling, by 365 and rounding the resulting figure to the nearest amount of the above-mentioned Specified Currency which is available as legal tender in the country or countries (in the case of the euro) of the Specified Currency (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent named above shall (in the absence of manifest error) be final and binding upon all parties;

(d)	the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is called an “Interest Period” for the purposes of this paragraph; and

(e)	the Issuer will procure that a notice specifying the Rate of Interest payable in respect of each Interest Period be published as soon as practicable after the determination of the Rate of Interest. Such notice will be delivered to the clearing system(s) in which this Global Note is held at the relevant time or, if this Global Note has been exchanged for bearer definitive Notes pursuant to paragraph 7, will be published in a leading English language daily newspaper published in London (which is expected to be the Financial Times).
12.	If the proceeds of this Global Note are accepted in the United Kingdom, the Principal Amount or Minimum Redemption Amount (as applicable) shall be not less than £100,000 (or the equivalent in any other currency).

13.	Instructions for payment must be received at the offices of the Paying Agent referred to above together with this Global Note as follows:
(a)	if this Global Note is denominated in Australian dollars, New Zealand dollars, Hong Kong dollars or Japanese Yen, at least two Business Days prior to the relevant payment date;

(b)	if this Global Note is denominated in United States dollars, Canadian dollars or Sterling, on or prior to the relevant payment date; and

(c)	in all other cases, at least one Business Day prior to the relevant payment date.
As used in this paragraph, “Business Day” means:
(i)	a day other than a Saturday or Sunday on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London; and

(ii)	in the case of payments in euro, a TARGET Business Day and, in all other cases, a day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre in the country of the above-mentioned Specified Currency.
14.	This Global Note shall not be validly issued unless manually authenticated by HSBC Bank plc as issue agent.

15.	This Global Note and all matters arising from or connected with it are governed by, and shall be construed in accordance with, English law.

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this Global Note (including a dispute regarding the existence, validity or termination of this Global Note). The parties to this Global Note agree that the English courts are the most appropriate and convenient courts to settle any such dispute and accordingly no such party will argue to the contrary.

The Issuer irrevocably appoints Kellogg Marketing & Sales Co. (UK) Limited at its registered office for the time being as its agent for service of process in any proceedings before the English courts in connection with this Global Note. If any person appointed as process agent is unable for any reason to act as agent for service of process, the Issuer will appoint another agent, and failing such appointment within 15 days, the bearer shall be entitled to appoint such a person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Paying Agent. The Issuer agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings. This paragraph 15 does not affect any other method of service allowed by law.

The Issuer irrevocably and unconditionally, agrees not to claim any immunity from proceedings brought by the bearer against it in relation to this Global Note and to ensure that no such claim is made on its behalf, consents generally to the giving of any relief or the issue of any process in connection with those proceedings, and waives all rights of immunity in respect of it or its assets.

EACH PARTY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRAIL OF ANY CLAIM OR CAUSE OF ACTION IN CONNECTION WITH THIS GLOBAL NOTE OR ANY TRANSACTION CONTEMPLATED BY THIS GLOBAL NOTE. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY COURT.
16.	No person shall have any right to enforce any provision of this Note under the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of any person which exists or is available apart from that Act.

AUTHENTICATED by	Signed on behalf of:
HSBC BANK PLC	KELLOGG COMPANY
without recourse, warranty or liability and for authentication purposes only

By:	By:
(Authorised Signatory)	(Authorised Signatory)

SCHEDULE
Payments of Interest
The following payments of interest in respect of this Global Note have been made:

Notation
on behalf
Date	Payment	Payment	Amount	of Paying
Made	From	To	Paid	Agent
—	—	—	—	—

—	—	—	—	—

—	—	—	—	—

—	—	—	—	—

—	—	—	—	—

Pro-forma Redemption or Interest Calculation
(Index linked Global Note)
This is the Redemption or Interest Calculation relating to the attached index-linked Global Note:
Calculation Date:
Calculation Agent:

Redemption Amount (per note):	to be calculated by the Calculation Agent as follows:

[Insert particulars of index and redemption calculation]

[Indicate whether the calculation refers to principal or coupon]
Confirmed:

For KELLOGG COMPANY

Note:	The Calculation Agent is required to notify the Principal Paying Agent for the Notes of the Redemption Amount immediately upon completing its calculation of the same.